Exhibit 99.1

QUANTUM eMOTION CORP.

Management’s Discussion and Analysis

Periods ended June 30, 2026, and 2025

The following management’s discussion and analysis (“MD&A”) of the financial position and results of the operations and cash flows of Quantum eMotion Corp. (the “Company”, “QeM” or “Quantum”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the quarter ended June 30,2026, compared to the same period of the prior year which have been prepared in accordance with International Financial Reporting Standards (IFRS.)

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) in Canada and can be obtained from www.sedarplus.ca.

1.1	FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements include, but are not limited to, statements relating to the Company’s strategy and action plan, its intellectual property, research and development activities, and financial reporting that reflect management’s current expectations, estimates, projections or assumptions about future events or results.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, without limitation: the Company’s ability to secure future financing (including through the exercise of outstanding stock options and warrants); the risk that ongoing or future research and development may not result in the timely achievement of additional patents; risks inherent in the high-technology industry; and the timing of market readiness and adoption of quantum solutions. These and other risks and uncertainties are described in this MD&A and in the Company’s annual information form and other continuous disclosure documents filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made and, except as required by applicable securities laws, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.2	INCORPORATION AND NATURE OF OPERATIONS

Quantum eMotion Corp. was incorporated under the Business Corporations Act of Ontario on July 19, 2007, and continued under the Canada Business Corporations Act on August 28, 2012.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4.

On June 28, 2024, the Company established a wholly owned subsidiary, Quantum eHealth Technologies Inc. located at the same address; and on April 10, 2025, the Company established, Quantum eMotion America Inc. (“QeMA”), a wholly owned subsidiary in Irvine, California.

The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and commercialization of cybersecurity solutions. (See 1.4 patent summary).

1.3	SENIOR MANAGEMENT CHANGES

The Company appointed Mr. Jason Thomas as Director of Product Development of QeMA effective April 1, 2026. Jason Thomas is an expert in high-assurance cryptographic systems with over 15 years of experience designing and delivering secure solutions for U.S. government and commercial markets. His expertise spans the full cryptographic lifecycle, including embedded systems, OS hardening, and NSA Type 1-aligned architectures supporting classified infrastructure.

The Company appointed Mr. John Young, MBA, as Chief Operating Officer of QeMA, effective April 1, 2025. Mr. Young has over 35 years of experience in cybersecurity and IT operations, having held senior roles at Fortune 50 companies, including IBM and McDonnell Douglas. Notably, he is one of only 11 professionals globally to hold all nine ISC2 cybersecurity certifications. Mr. Young is also a board member of QeM.

The Company appointed Ms. Farrah N. Khan, as Senior Vice President of Business Development of QeMA, effective April 1, 2025. Ms. Khan served as Mayor of Irvine-a city recognized as a global innovation hub. During her tenure, she spearheaded initiatives that attracted substantial investments in emerging technologies including artificial intelligence, quantum communications, biotechnology, and cybersecurity. Her vision and leadership helped position Irvine as a magnet for high-impact ventures and Fortune 500 partnerships.

The Company appointed Ms. Helen Woo, as Vice President of Business Development of QeMA, effective April 1, 2025. Ms. Woo brings a distinguished track record in corporate development, with deep expertise in navigating complex financial ecosystems and forging high-impact relationships across the public and private sectors. Her accomplishments have been recognized by the U.S. House of Representatives and the California State Senate, underscoring her leadership and civic engagement. In 2023, she was named Ambassador of the Year by the Greater Irvine Chamber of Commerce, and most recently honored as Ambassador of the Month by the Newport Beach Chamber of Commerce in February 2025.

The Company appointed Mr. Klaus Kepper, CPA, as the Controller / Finance Director of the Company on February 10, 2025. Mr. Kepper has over 30 years of experience in senior financial positions, mostly in the health care field. He also holds an MBA from Concordia University.

1.4	COMPANY OVERVIEW AND STRATEGY

RESEARCH AND DEVELOPMENT ACTIVITIES

Technology

Our primary objective is to make our cryptographic solutions, technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal-oxide semiconductor (“CMOS”) implementations with l’École de Technologie Supérieure (“ETS”) to ensure greater competitiveness.

On May 19, 2026, QeM announced that it has signed an international project consortium agreement with JMEM TEK. the framework for developing a quantum-resilient Universal Security SoC platform that integrates QeM’s diode-based quantum entropy source with JMEM’s secure chip capabilities. The project is intended to support secure boot, root-of-trust functions, hardware-level security architecture, and future quantum-resilient deployments. The agreement also provides a structured implementation plan that includes an SoC prototype, PCIe boards and server appliances for CaaS/EaaS applications, cryptographic SDKs and APIs, and supporting compliance documentation aligned with frameworks such as FIPS 140-3 and FedRAMP.

On March 17, 2026, QeM announced that it is receiving advisory services and funding of up to $600,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) to support a research and development project focused on quantum-secure semiconductor technology in collaboration with JMEM Technology Co., Ltd (“JMEM Tek”).

On December 29, 2025, QeM announced a rare convergence of independent audit validation, quantum-attack performance testing, and formal certification progress, underscoring the real-world security performance of its patented quantum entropy technology. The publication of a perfect 100/100 security audit score and 5-Star Confidence Rating achieved by Krown Network and KrownDEX—one of the most stringent third-party security assessments ever completed in decentralized finance—where used entropy is produced by QeM’s Quantum Random Number Generator 2 engine.

On December 15, 2025, QeM announced its integration into Kirq, a quantum communication testbed developed by Numana. The collaboration supports QeM’s ongoing research, testing, and validation of quantum-safe cybersecurity technologies within a collaborative testing environment. The Kirq testbed provides an infrastructure for participating organizations to evaluate quantum and cybersecurity technologies in applied settings. Through its participation, Quantum eMotion will be able to integrate and evaluate its patented Quantum Random Number Generator (“QRNG”) technology alongside other contributors within the Kirq environment.

On December 2, 2025, QeM announced that in conjunction with Aegis Critical Energy Defence Corp. and in partnership with Malahat Battery Technologies, SEETEL New Energy Co., Ltd. of Taiwan, have developed the rugged 10-ft Tough Bhoy™ fully integrated energy storage system. The unit provides resilient, secure power for harsh climates, remote communities, military operations, and critical infrastructure. The system is further reinforced with quantum-secured cybersecurity through QeM’s Canadian-developed platform, protecting against advanced and future threats.

On November 26, 2025, QeM and Exascale Labs Inc. announced a multi-year initiative to integrate quantum-grade cryptographic technology directly into large-scale AI compute infrastructure. The partnership brings together Exascale’s full-stack GPU platform with QeM’s QRNG hybrid technology including cryptographic modules—setting the stage for one of the more secure environments for high-density AI workloads.

On October 23, 2025, QeM along with Energy Plug Technologies and SEETEL New Energy Co. Ltd. announced a strategic alliance to co-develop and commercialize a 261-kilowatt-hour (kWh) fully integrated AC plug-and-play Battery Energy Storage System (“BESS”) engineered for Arctic and high-resilience environments worldwide.

On October 14, 2025, QeM announced a joint agreement with Energy Plug Technologies Corp. and Malahat Battery Technology Corp. to develop and commercialize quantum—secured energy storage and defence systems for critical infrastructure. This partnership integrates QeM ’s patented technologies with Energy Plug and MBT’s advanced BESS and Energy Management Platforms to deliver cyber-resilient, quantum-safe power systems capable of protecting national and industrial energy assets from emerging cyber and post-quantum threats.

On October 6, 2025, announced that QeM has signed a contract with Lightship Security Inc. to conduct FIPS 140-3 validation of its Quantum Crypto Module, a key milestone toward NIST certification.

On September 29, 2025, announced a strategic alliance with JMEM Tek, a Taiwanese IC design company to co-develop a quantum resilient System-on – Chip (“SoC”). The unique platform generated by this alliance is to integrate three essential layers of protection into a single SoC: QeM’s QRNG; JMEM Tek’s Physical Unclonable Function (“PUF”); and Nist-aligned Post-Quantum Cryptography Module.

On September 22, 2025, QeM along with its partner Krown Technologies LLC (“Krown”) announced the successful completion of the Qastle Quantum-Safe Hot Wallet. This milestone represents a breakthrough in securing cryptocurrencies and digital assets against both today’s advanced cyber threats and the looming risks of quantum computing.

On July 2, 2025, Krown, in collaboration with QeM announced that significant progress has been made in the development of two quantum-secure cryptocurrency wallets: the Qastle Quantum Hot Wallet and the Excalibur Quantum Cold Wallet. These advancements mark a pivotal step in safeguarding digital assets against the emerging threats of quantum computing.

On June 26, 2025, QeM announced the completion of an internal quantum simulation project assessing aspects of its cryptographic architecture. The benchmarking project, conducted in collaboration with PINQ², utilized IBM's Qiskit quantum computing framework to simulate Grover's algorithm—a quantum search algorithm known for its theoretical ability to speed up brute-force attacks on symmetric encryption schemes. The analysis focused on evaluating the relative complexity of attacking symmetric encryption algorithms when enhanced with entropy from QeM's proprietary QRNG.

On May 26, 2025, QeM announced the successful completion and validation of its first-generation QRNG chip design. The 65-nm CMOS finalized design has been submitted for fabrication to Taiwan Semiconductor Manufacturing Company, a leading global semiconductor foundry. The chip integrates critical components such as an ultra-low-noise wideband amplifier and a high-precision analog-to-digital converter, both successfully prototyped and validated by academic teams at ÉTS Montréal and the Institut Quantique at Université de Sherbrooke. This significant milestone permits QeM to target the global QRNG chip market was valued at approximately USD 150 million in 2024 and is projected to reach USD 2 billion by 2033, registering a compound annual growth rate of 34.5% from 2026 to 2033.

On January 22, 2025, QeM announced results for its quantum-based hardware wallet, designed to improve security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (“HD”) wallets. Announced last July, the wallet leverages QeM’s proprietary QRNG technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

Significant Research and Development Projects

Project Name: Quantum-Based Unified Cryptography System (“QBUCS”)

Objective: To develop and validate a QBUCS in collaboration with JMEM Tek, integrating QeM’s quantum random number generation technology into practical cryptographic architectures. The project aims to demonstrate how quantum-grade entropy can strengthen secure communications, data protection, and cryptographic operations in real-world applications, while supporting future adoption of quantum-enhanced cybersecurity solutions.

Plan: The project plan is to work with JMEM Tek to design, integrate, and test a unified cryptographic system that incorporates quantum-generated randomness into selected security functions and application environments. Activities include defining the system architecture, adapting QeM’s QRNG and entropy delivery capabilities for integration with JMEM Tek’s technical environment, developing required software interfaces, conducting functional and security testing, and assessing the performance, reliability, and usability of the resulting solution. The project is also intended to support knowledge transfer, technical validation, and preparation for future commercialization opportunities.

Status of Plan: To date, the Company has advanced the QBUCS project with JMEM Tek through continued technical coordination, system definition, and development activities. Work has focused on aligning QeM’s quantum entropy technology with the project requirements, identifying integration pathways, and progressing the software and cryptographic components required to support the unified system. The project remains on track, with activities directed toward demonstrating the practical use of quantum-grade randomness within cryptographic workflows relevant to JMEM Tek’s targeted application

Expenditures: To June 30, 2026, the Company spent $306,384 on this project (cumulative $306,384).

Next Stage: The next stage is to continue technical integration and validation with JMEM Tek, including further testing of the QBUCS architecture, refinement of software interfaces, evaluation of performance and security parameters, and preparation for demonstration or pilot deployment. The Company will also continue documenting results and addressing technical issues identified during integration and testing.

Key Dependencies: The continuation and success of the project depend on sustained collaboration with JMEM Tek, timely access to the required technical inputs and testing environments, availability of qualified engineering and cryptographic expertise, and successful integration of QeM’s QRNG and entropy delivery technologies into the QBUCS architecture. To ensure tight collaboration and speed up development, the Company has already scheduled a face to face meeting with the Taiwanese partner (JMEM Tek) in Taiwan in the week of May 11th–15th 2026. As the Company maintains a strong balance sheet, there are currently no material threats to the continuation of this project.

Project Name: SecureKey

Objective: To develop and commercialize the SecureKey cryptographic engine and hardened runtime solutions that protect cryptographic keys during execution, eliminating plaintext key exposure in memory and enabling secure deployment across cloud, container, and enterprise environments.

Plan: The SecureKey project focuses on advancing the core cryptographic library, including the OpenSSL provider integration, high-performance encryption implementations, and runtime memory protection mechanisms. Development includes building deployable hardened container and virtual machine images (e.g., NGINX, VPN, and data services) that integrate SecureKey, along with ongoing performance optimization, platform compatibility (x86_64 and ARM), and integration with quantum entropy sources.

Status of Plan: During Q1/26, the Company progressed core SecureKey development, including enhancements to the OpenSSL provider, expanded platform support, and integration efforts with containerized application stacks. Initial work on hardened runtime images and commercial deployment models also advanced, supporting broader enterprise adoption and marketplace readiness.

Expenditures: To June 30, 2026, the Company spent $181,803 on this project (cumulative $181,803).

Next Stage: To finalize production-ready hardened container and VM offerings, expand integration with quantum entropy services, and accelerate commercialization through cloud marketplace listings and enterprise deployments.

Key Dependencies: Continued development resources, alignment with cloud marketplace requirements, and integration with QeM’s quantum entropy services. There are currently no material threats to the continuation of this project.

Project Name: FIPS

Objective: To achieve FIPS 140-3 validation for the SecureKey cryptographic module, ensuring compliance with recognized government and enterprise security standards and enabling adoption in regulated environments.

Plan: The FIPS project focuses on defining and implementing a certifiable cryptographic module boundary, integrating approved algorithms, and aligning with Cryptographic Module Validation Program (“CMVP”) requirements. This includes validation of required self-tests, entropy source, and engagement with accredited testing laboratories (Intertek) to support certification efforts.

Status of Plan: During Q1/26, the Company initiated formal FIPS readiness activities, including architectural alignment to FIPS 140-3 requirements, evaluation of entropy sources, and early engagement planning with certification laboratories (GAP analysis). Initial design decisions around module boundary, self-tests, and entropy integration were established to support certification objectives.

Expenditure: To June 30, 2026, the Company spent $158,922 on this project (cumulative $158,922).

Next Stage: To begin formal validation testing with a certification lab, and progress toward submission for FIPS 140-3 validation.

Key Dependencies: Engagement with an accredited FIPS testing laboratory and allocation of engineering resources. There are currently no material threats to the continuation of this projec

System Development Kit (“SDK”)

Objective: To provide developers and system integrators with a powerful, flexible interface to access and utilize quantum-grade randomness within their applications. Designed to work seamlessly with QeM’s QRNG and EaaS platform (as defined below), the SDK allows easy integration of true quantum entropy into cryptographic, Internet of Things, fintech, and enterprise security systems.

Plan: The SDK intends to build an extensive library of functions, encompassing Symmetric and Asymmetric cryptography. The milestones are to incorporate a wide variety of “helper primitives” encompassing “Hashing”, Packaging, Memory Management and much more. This library of functions is constantly being enhanced to broaden the Agility and Ease of Adoption of the SDK, thereby reducing the specialized knowledge necessary to apply it.

Status of Plan: The Company continued research and development into the SDK in 2025, by extending its application scope and specifically in the areas of self-test and self-health monitoring, since the Company expects that these areas will become very important in 2026 and beyond.

Expenditures: To June 30, 2026, the Company spent $159,378 on this project (cumulative $748,003).

Next Stage: To continue to embed quantum entropy directly into software workflows, allowing the SDK to help bridge the gap between cutting-edge quantum physics and real-world cybersecurity needs.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Project Name: Entropy-as-a-Service (“EaaS”) System

Objective: EaaS is a cybersecurity technology designed to provide organizations with access to true, quantum-generated-randomness and is delivered as a cloud-based or on-premises service, to provide scalability and compliance, offering API-based integration for developers and system architects.

Plan: To integrate EaaS into existing IT infrastructures, enabling secure key generation, encryption, authentication, and digital signing across diverse applications in to offload the complexity of entropy generation to a dedicated quantum source.

Status of Plan: In 2025, the Company focused on reliability aspects. This meant enhancing resiliency in the case of various failures including power supply or corruption of the data center servers.

Expenditures: To June 30, 2026, the Company spent $104,281 on this project (cumulative $237,641).

Next Stage: In 2026 it is expected that the Company will also be creating extensions to its EAAS product palette, responding to needs stemming from more flexible authorization mechanisms as well as online monitoring.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Project Name: CMOS

Objective: Miniaturize the current discrete QRNG system into a single CMOS chip, reducing PCB complexity and enabling integration with secure chips such as PUF and cryptographic processors.

Plan: Three milestones: 1) Amplifier design, completed and tested, identified as the most critical component, 2) ADC and DAC design, completed, fabricated, and tested, 3) Full chip integration combining all components into a single CMOS IC. Current focus is on stabilizing the amplifier and validating integrated system performance for commercial readiness.

Status of Plan: First two milestones achieved. Integration phase ongoing, with additional design iterations ongoing to improve stability and ensure commercial reliability.

Expenditures: To June 30, 2026, the Company spent $3,334 on this project (cumulative $133,203).

Next Stage: Full chip integration, fabrication, and system validation, expected within next 6–12 months.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Project Name: Blockchain

Objective: Integrate and validate QRNG-generated entropy with commercial applications such as blockchain cold wallets, secure key generation, and federated learning. Aim to enhance security using true hardware randomness.

Plan: Define and prioritize use cases, develop APIs and integration interfaces, prototype implementations, validate security and performance. Key use cases include defense against backdoor attacks in federated learning, QRNG-based differential privacy for federated learning, decentralized randomness beacon, and MEV mitigation using VRF-seeded fair transaction ordering.

Status of Plan: Initial integration approach defined and architecture of theses use cases are under development.

Expenditures: To June 30, 2026, the Company spent $1,667 on this project (cumulative $107,923).

Next Stage: Develop proof of concept for selected use cases and validate integrations, expected within next 12 months.

Key Dependencies: As the Company has a strong balance sheet there are currently no material threats to the continuation of this project.

Patents

Status of patents

First Patent Family:

Method for generating random numbers and associated random number generator

The 1st generation technology is the revolutionary technology which is at the origin of Quantum eMotion. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Brazil, Canada, China, Germany, Spain, Finland, France, Great Britain, Italy, India, South Korea, the Netherlands, Russia, Sweden and Thailand. Quantum eMotion mandated a law firm to perform a very exhaustive novelty verification, including independent professional patent searches in three different jurisdictions, which provides an extraordinary level of confidence in the strength of these patents

Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.
European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy, Sweden and the Netherlands.
Australia, Brazil, Canada, China, India, Republic of Korea, Russia, Thailand	Patent granted

Second Patent Family:

Method and system for generating a random bit sample

The 2nd generation technology has a particular synergy with the 1st generation technology. Indeed, in practical applications, electronic elements such as amplifiers may impart classical noise into the quantum signal, which may make the signal not truly quantum, and thus not truly random. The 2nd generation technology provides means of extracting a purely random quantum signal as a quantum number source independently of the presence of classical noise. Several patents protect the exclusivity of this technology. In particular, two patents were obtained in the United States to fully cover the technology, and patents were also obtained in Australia, Germany, Spain, Finland, France, Great Britain, Indonesia, Italy, Japan, the Netherlands, Russia, Canada, China, India, South Korea and Sweden, and the patent application remains pending in Brazil and Thailand.

Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Thailand	Patent pending
Australia, Russia, Indonesia, Canada, China, India, Japan, South Korea	Granted

Third Patent Family:

System and Method for Generating a Random Number, and circuit for communicating an analog random signal

3rd generation technology harnesses the commercial availability and low costs of consumer electronics, such as audio processing hardware in particular, in quantum number generation, further democratizing the availability of truly random numbers.

Country	Status
United States	Patent pending

Fourth Patent Family

Method of Operating A Blockchain Wallet

Cryptocurrency (e.g., blockchain) wallets make heavy use of large series of numbers referred to as keys. There are different schemes to generate keys, such as ND and HD, and each scheme has its advantages and disadvantages. When providing a blockchain wallet to an unknown user, it is not possible to adapt the key generation scheme to the user’s type of use, leading to mismatches between the types of key generation schemes and the users. Quantum eMotion’s 4th generation technology alleviates these inconveniences by providing a wallet which intelligently selects the key generation scheme, based on a comparison of cost values of the different key generation schemes. Moreover, by leveraging quantum eMotion’s QRNG technologies, a blockchain wallet combining the advantages of true random number generation with intelligent key generation scheme selection can now be made available to consumers, a product of an unparalleled level of functionality.

Quantum eMotion’s 4th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty on March 28, 2024, bearing number PCT/CA2024/050391 and claiming March 30, 2023 as a priority date. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states for a period of 30 months from the priority date. Accordingly, Quantum eMotion’s international pendency for the 4th generation technology will last until Sept. 30, 2025, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until September 2025

Fifth Patent Family

Hardware Wallet Apparatuses and Method of Generating Cryptographic Keys Using Same

Quantum eMotion Corp. is proud to announce that it has developed yet another technology associated to the cryptocurrency industry. More specifically, we have developed our own hardware wallet technology which has a low footprint and competitive cost, while allowing to leverage several of its other core technologies, such as the Quantum Random Number Generation (QRNG) and its intelligent key generation scheme selection technologies, in new commercial applications. A combination of a patent application and industrial secret for the hardware wallet technology will target international intellectual property protection.

Namely, Quantum eMotion’s 5th generation technology is now patent pending worldwide. More specifically, the patent application was filed under the Patent Cooperation Treaty. The Patent Cooperation Treaty is an international treaty which provides a means of reserving international patent protection in more than 150 member states until December 2026, at which point pendency will continue nationally in the countries and regions which will have been ultimately selected.

Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until December 2026

1.4            COMPANY OVERVIEW AND STRATEGY

BUSINESS DEVELOPMENT ACTIVITIES

On May 4, 2026, QeM announced the launch and availability of eShield-Q, a new cybersecurity platform designed to address one of the fastest-growing risks in the digital economy: the exposure of cryptographic operations during application runtime. eShield-Q introduces a dedicated runtime cryptographic protection layer designed to protect critical secrets, including encryption keys, entropy sources, deterministic random bit generator states, and cryptographic execution environments, even under advanced attack conditions where memory, operating systems, kernels, or hypervisors may no longer be fully trusted. The platform reflects QeM’s “assume compromise” security model, recognizing that modern cryptography must increasingly be protected while it is actively in use.

On April 12, 2026, QeM entered into a mutual exclusive strategic partnership with Krown establishing a focused alliance to deploy quantum-secure technologies across the global crypto ecosystem. The partnership follows the recently announced six-year strategic agreement between Krown and BTC Inc., an influential organization in the Bitcoin ecosystem, creating a unique combination of technology, distribution, and market access at a pivotal time for digital asset security

On April 2, 2026, QeM completed the acquisition of 100% of the issued and outstanding shares of SKV Technology Inc. (“SKV”). As a result of the transaction, QeM has acquired the SecureKey™ platform, developed and commercialized by Jet Lab Technologies Inc. and held by SKV.

On March 6, 2026, QeM announced a security milestone for the Krown blockchain ecosystem as 45 billion KROWN tokens—valued at approximately $67.5 million—are now protected within vesting infrastructure supported by quantum-secure cryptographic technology.

On February 24, 2026, QeM started trading on the NYSE-American Exchange (the "NYSE American") under the symbol “QNC”. The uplisting to the NYSE American marked a significant advancement in the Company’s strategy to expand its shareholder base and increase its U.S. capital markets exposure.

On December 18, 2025, Greybox Solutions Inc. ("Greybox") announced the official launch of its first reimbursed chronic care and remote patient monitoring services for senior living in the United States, in partnership with QeM and Vigilant Care Monitoring LLC. The initiative includes the opening of Greybox’s U.S. operations and offices via the collaboration with QeM in Irvine, California, positioning the Company at the center of one of the most dynamic senior care, medical device and digital health ecosystems in North America.

On November 3, 2025, QeM and its Partner, Krown, announced the global launch of Qastle, the world’s first quantum-secured hot wallet to leverage Quantum EaaS and Post-Quantum Cryptography to safeguard digital assets against emerging cyber and quantum-based threats. Qastle is now live and available to users worldwide.

On October 8, 2025, QeM and its partner Krown announced the global release of Qastle, the world's first quantum-secured hot wallet designed for everyday use. Following extensive development and successful final testing, Qastle will officially launch on November 1st, 2025.

On September 9, 2025, QeM announced an investment in Krown of US $400,000 through a convertible debenture. QeM has the right to convert the debenture into equity which would represent a significant stake in Krown. The rationale is to strengthen the strategic collaboration between the Parties, particularly regarding the booming blockchain and crypto markets.

On June 30, 2025, QeM announced the conversion of $350,000 in an intangible asset into equity and an additional investment of $350,000 in Greybox, strengthening its position as the second-largest shareholder in that company. This strategic investment, made at an attractive valuation, reflects QeM’s strong confidence in Greybox’s rapid growth trajectory and unique position in the fast-evolving Remote Care Management and Digital Therapeutics sector. Greybox’s recent launch of the secure TakeCareTM platform across Quebec leading rehabilitation centers has led to strategic commercial wins, positioning the company as a rising leader in digital health with a scalable, value-based model across Canada and beyond.

On June 18, 2025, QeM announced that its partner Greybox has begun to deploy its secure digital health platform, TakeCareTM, across leading rehabilitation centers in Quebec.

On June 2, 2025, QeM closed a brokered private placement for proceeds of $12,000,000 upon the issuance of 8,000,000 units. See section 1.10 Cash Flows below, for more details on this transaction.

On April 8, 2025, QeM announced the official launch of its U.S. subsidiary, QeMA, headquartered in Irvine, California. This strategic expansion marked a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

On February 24, 2025, QeM closed a brokered private placement for proceeds of $10,000,000 upon the issuance of 13,333,333 units. See section 1.10 Cash Flows below, for more details on this transaction.

On February 20, 2025, Krown officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On February 19, 2025, QeM announced a non-exclusive licensing agreement with Quantolio, a leading provider of AI-driven financial solutions. This strategic partnership grants Quantolio access to QeM’s proprietary EaaS technology, enabling advancements in financial applications and quantum artificial intelligence ("Quantum AI"). Under the terms of the agreement, Quantolio will integrate QeM’s quantum-based technology into its AI-powered financial platforms. QeM’s EaaS technology provides robust, high-entropy quantum randomness, ensuring enhanced security and performance in sensitive financial computations and AI-driven decision-making processes. Quantolio receives a non-exclusive,279,287 worldwide license to leverage QeM’s proprietary EaaS technology within finance, FinTech, and Quantum AI applications. In exchange, Once the Quantum-powered financial platforms are commercially available, Quantolio will pay QeM an annual licensing fee of $1.0 million, with additional revenue-sharing terms.

1.5            SELECTED PERIODIC INFORMATION

	Periods ended June 30
	2026 $	2025 $	2024 $
Net revenues	12,061	-	-
Research & development	931,482	518,502	468,258
General and administrative	2,779,107	1,041,026	653,648
Marketing and selling	393,202	260,638	51,260
Share-based payments	3,991,153	3,126,265	46,129
Other	241,759	(77,672)	782
Net loss and comprehensive loss	8,324,642	4,868,768	1,220,083
Basic and diluted loss per share	0.038	0.027	0.009

	Balance on
	June 30, 2026 $	December 31, 2025 $
Cash and marketable securities	33,530,205	39,190,779
Total assets	48,314,885	42,886,847
Total liabilities	10,159,356	647,856
Equity	38,155,529	42,238,991

1.6            Licenses, Intangible Assets and Property, Plant and Equipment

The carrying amount of non-current assets on June 30, 2026, is:

	PP&E	Licenses	Intangible Assets	Total
		$		$
Cost
December 31, 2025	31,928	446,112	-	478,039
Additions	16,987	-	10,085,274	10,102,261
June 30, 2026	48,915	446,112	10,085,274	10,580,301
Accumulated amortization, impairment and loss on derecognition
December 31, 2025	2,951	139,028	-	141,979
Amortization	6,067	11,153	504,264	521,484
June 30, 2026	9,018	150,171	504,264	663,463
Netbook value
December 31, 2025	28,977	307,084	-	336,061
June 30, 2026	39,897	295,390	9,581,010	9,916,838

In relation to the license, the Company will pay a royalty of 5% calculated on the net sales price of products sold by the Company until the expiry of the last patent, which is expected to be in May 2035.

Contingent Liability

The carrying amount of non-current liability on June 30, 2026, is

December 31, 2025	-	-
Additions	10,085,274	10,085,274
Milestone payments	(1,500,000)	(1,500,000)
Fair value adjustment	423,798	423,798
June 30, 2026	9,009,072	9,009,072

Acquisition of SKV Technology Inc.

On April 2, 2026, the Corporation acquired 100% of the issued and outstanding shares of SKV, a California-based entity which holds legal title to the SecureKey™ technology, a cryptographic software solution (the “SKV Acquisition”).

Consideration Amount and Range of Outcomes

No cash, Common Shares, or other consideration was paid at closing. The consideration for the SKV Acquisition consists entirely of contingent payments structured as follows: up to C$7,000,000 in milestones-based earn-out payments and up to C$15,000,000 in royalty payments.

The contractual range of undiscounted contingent consideration payments is from $Nil to a maximum of C$22,000,000, consisting of up to C$7,000,000 in milestone payments and up to C$15,000,000 in royalties. As at June 30, 2026, the first two milestones have been achieved resulting in a payment of C$1,500,000.

The milestone payments are tied to specific technical and commercial achievements. The royalty payments are based on cumulative sales of products incorporating the SecureKey technology over a five-year period. Achieving the maximum royalty amount of C$15,000,000 would require cumulative sales of approximately C$195,000,000 over the five-year royalty period.

Basis for Determining Consideration Amount

The consideration was negotiated at arm's length and reflects the Corporation’s assessment of the potential strategic value and expected synergies from integrating the SecureKey intellectual property with the Corporation’s existing assets and platforms. The assessment considered, among other factors: (i) the nature and scope of the intellectual property rights acquired; (ii) the existence of technical documentation supporting the technology and its readiness for integration, including documentation relevant to certification and validation efforts; (iii) the alignment of the SecureKey technology with the Corporation’s strategic initiatives; and (iv) current and expected market demand for cryptographic protection.

The Corporation’s evaluation indicated that developing equivalent technology internally would require significant development time, resource commitment, and would carry material technological and financial risks.

The contingent consideration structure was established to mitigate the risk of overpayment by linking payments to the achievement of specified technical and commercial outcomes. The Corporation will pay the maximum royalty amount only if aggregate sales over the five-year royalty period reach substantial levels.

Relationships Between the Corporation and Sellers

The transaction was conducted at arm’s length. No directors, officers, or insiders of the Corporation were involved as sellers or otherwise had an interest in the transaction. The Corporation engaged Jason Thomas, one of the sellers and founder of SKV, as an employee of the Corporation concurrently with the closing of the SKV Acquisition.

Stage of Development of Acquired Technology

The SecureKey technology is a cryptographic software solution designed to provide securitization of latent data. The technology includes associated certification-related work product completed prior to the SKV Acquisition and documentation prepared to support validation under the NIST FIPS framework applicable to cryptographic technology.

The technology has been functionally tested and validated by the developers. Technical documentation and source code were transferred to the Corporation, enabling the Corporation to commence integration work immediately following closing. The technology has been integrated into the Corporation's product offerings.

Accounting Treatment

The transaction has been accounted for as an asset acquisition under IFRS 3. At the acquisition date, the Corporation recognized an intangible asset representing the acquired intellectual property and a corresponding contingent consideration liability of $10,085,274 representing the fair value of the potential future milestone and royalty payments. The asset will be amortized over five years on a straight-line basis. The fair value was determined using an income approach (a discounted present value technique based on probability-weighted expected future payments), reflecting market participant assumptions regarding the probability of achieving the commercialization milestones and projected future sales, as well as the expected timing of payments over several years using a discount rate of 30%.

As stated above, the Company recognized an initial value for the contingent liability to be $10,085,274. The first two milestones, with a combined earn-out value of $1.5 million, were paid and recorded against contingent liability in the second quarter. In addition, the Company performed a fair value assessment of this liability as of June 30, 2026, and calculated a fair-value adjustment using the discounted cash flow method with a 30% discount factor of $423,798 which was expensed in the second quarter. The remaining balance of contingent liability as at June 30, 2026, is $9,009,072.

Milestone payments are contingent upon the achievement of specified technical and commercial milestones, the timing of which is uncertain and dependent on the Corporation’s development progress and market conditions. Royalty payments are expected to occur over a five-year period following the date of the first sale, contingent upon sales of products incorporating the SecureKey technology.

Significant uncertainties

The fair value measurement reflected the expected timing of payments over several years. Uncertainties exist regarding both the amount and timing of future outflows, including:

•	Whether the technical milestones will be achieved;

•	Whether the Corporation will secure government or defense contracts meeting the specified thresholds;

•	Whether the Corporation will achieve cloud marketplace listings;

•	The level of commercial sales of products incorporating the SecureKey™ technology;

•	The timing of milestone achievements and sales;

•	Market conditions and competitive dynamics affecting commercialization;

The fair value measurement of the contingent consideration was based on the following major assumptions:

•	Market participant assumptions regarding the probability of achieving each commercialization milestone;

•	Projected future sales volumes and pricing for products incorporating the SecureKey technology;

•	Expected timing of milestone achievements and royalty payments;

•	A discount rate reflecting the Corporation's cost of equity and risks specific to the contingent payments;

•	The Corporation's ability to integrate the technology with its existing products and achieve anticipated synergies.

1.7            SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS

	Periods ended June 30
	2026	2025	Variance Inc/(dec)
	$	$	$
Revenues
Greybox	8,342	0	8,342
Krown	3,718	0	3,718
Total Revenues	12,060	0	12,060
Expenses
- Product development - compensation	263,502	20,272	243,230
- Product development - third parties	720,600	368,245	352,355
- Intellectual property	58,818	39,985	18,833
- Regulatory & compliance	130,235	90,000	40,235
- Tax credits and Grant	(241,674)	-	(241,674)
Total Research and Development	931,482	518,502	412,980
- Compensation	966,538	408,649	557,889
- Professional fees (D&O insurance; legal; audit;)	1,114,791	317,916	796,875
- Administration (IT; Lease; travel)	403,293	164,956	238,337
- Capital market costs (NYSE/TSXV; listing/filing fees)	294,485	149,505	144,981
Total General and Administrative	2,779,107	1,041,026	1,738,081
-Compensation	56,746	4,674	52,071
-Market development / consulting	47,630	80,800	-33,170
- Conferences & promotion	288,826	175,164	113,662
Total Marketing and Selling	393,202	260,638	132,563
Share-based payments	3,991,153	3,126,263	864,890
Amortization	521,483	11,767	509,716
Fair-value adjustment	423,798	-	423,798
Interest income	(642,562)	(85,779)	(556,783)
Other (FX; bank charges; interest expense)	(60,960)	(3,649)	(57,311)
Net financial expense (income)	(279,724)	(89,428)	(190,296)
Total Expenses	8,336,702	4,868,768	3,467,934
Net loss and comprehensive loss for the year	(8,324,643)	(4,868,768)	(3,455,873)
Basic and diluted loss per share	0.038	0.027	-
Weighted average number of common shares outstanding	219,071,183	177,999,588	-

	Periods ended June 30
Number of Employees at Year End	2026	2025	Variance Inc/(dec)
Research and development	9	2	3
General and administrative	7	7	4
Marketing and selling	1	-	1
Total	17	9	8

•	Revenues: In the first half of 2026 revenues continue to be modest. Royalties with Greybox going forward will be at a royalty rate of 10% to 20% while royalties with Krown will increase to 10% starting in November 2026.

•	R&D: Increase of $412,980, relates primarily to additional R&D headcount and spending has been ramped up on key projects particularly with QBUCS, SecureKey and FIPS as reported under key projects;

•	G&A: Increase of $1.7 million: the increase relates primarily to higher D&O insurance premiums; additional headcount to develop the US market and increased compensation costs; higher legal and listing fees; and higher travel/conference costs;

•	Marketing: Increase of $132,563: relates primarily to a promotional in the important US market campaign to heighten awareness of the Company;

•	Net Financial Income: The gain of $190,296 relates to the interest income on investing excess cash partially offset by the increased amortization relating to the acquisition of SKV and the fair-value adjustment relating to the contingent liability. which was described in section 1.6 of this MD&A.

•	Share-based payments: The increase of $864,890 in this non-cash expense is related to the large number of options awarded in 2025.

•	Amortization: Increase of $509,716 relates primarily to the amortization of the intellectual property acquired through the acquisition of SKV discussed earlier in this report. The Company determined to amortize this asset over 5 years to correspond to the period of the corresponding contingent liability.

•	Fair-value adjustment: This expense of $423,798 also relates to the SKV acquisition. An impairment evaluation was made for the period from April 2, 2026, though June 30, 2026, and using the discounted cash flow approach, using a 30% discount rate resulted in the loss.

1.8            SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the twelve most recently completed quarters.

Three-month period ended	Net loss and comprehensive loss for the period	Basic and diluted loss per share
	$	$
June 30, 2026	(4,736,314)	(0.022)
March 31, 2026	(3,588,329)	(0.016)
December 31, 2025	(4,345,054)	(0.021)
September 30, 2025	(1,687,499)	(0.008)
June 30, 2025	(1,517,433)	(0.008)
March 31, 2025	(3,351,336)	(0.020)
December 31, 2024	(1,151,251)	(0.008)
September 30, 2024	(597,403)	(0.004)
June 30, 2024	(727,891)	(0.005)
March 31, 2024	(492,193)	(0.004)
December 31, 2023	(792,952)	(0.006)
September 30, 2023	(556,376)	(0.004)

1.9            LIQUIDITY

On June 30, 2026, the Company had net working capital (current assets in excess of current liabilities) of $34,318,761 compared to net working capital of $37,116,981 on December 31, 2025. The decrease relates to the payment of a $1.5 million milestone in relation to the SKV acquisition; the impact of listing on the US exchange and ramping up Investments in R&D and promotional activity.

1.10          CASH FLOWS

	Periods ended June 30
	2026	2025	Variance Inc/(dec)
Net cash from:	$	$	$
Operating activities	(4,379,483)	(1,835,858)	(2,219,617)
Investing activities	3,715,503	(22,852,976)	26,685,999
Financing activities	298,766	24,468,215	(24,147,643)
Increase (decrease) in cash	69,109	-220,619	-
Cash, beginning of period	246,653	1,359,406	-
Cash, end of period	315,762	1,138,777	-

Cash used in operations to June 30, 2026, increased by $2.2 million versus the same period in the prior year reflecting the increased investment in staff and promotional activity to transition the Company to commercialization; to establish a presence in the US market; as well as to increase its investment in product development to develop additional intellectual property.

In the first half of 2026, the Company redeemed some of its investments to fund its operations while in the first half of 2025 the Company invested its excess cash derived from its two financings. This was partially offset by the acquisition of SKV whereby the Company paid $1.5 million in earn-out payments as two milestones were achieved.

The cash received in the first half of 2026 in financing related to the exercise of stock options and warrants. There were no financings in 2026 as there were in 2025.

Summary of financing in the first half of 2025:

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.5% as well as legal and listing costs, of $811,413 were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.88 for a period of 2.5 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Financing	Projected expenditures of proceeds	Actual expenditures of proceeds; variances and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones
February 24, 2025: Private placement of units for gross proceeds of $10,000,000	The net proceeds were intended to be used to accelerate the pace of R&D efforts; hire staff for commercialization initiatives; be opportunistic in securing value-adding collaboration agreements; and for general working capital needs.

No variance. The Company continues to invest in its research and development and promotional activity and used part of the proceeds to list in the US providing the company with valuable exposure to the US market; thereby carrying out its intended use of funds.

June 2, 2025: Private placement of units for gross proceeds of $12,000,000

The net proceeds were intended to further accelerate R&D through hiring more staff and further expand our current R&D programs; significantly increase our promotional budgets to establish the QeM brand in the U.S. and elsewhere which is expected to accelerate the transition to commercialization; to be opportunistic in our search for collaboration partners and/or seek out M&A opportunities; and for general working capital purposes.

No variance. The Company

was able to acquire some valuable intellectual property through its acquisition of SKV. This new technology in combination with our own is expected to advance our commercialization capabilities which again was an important use of funds. The Company continues to seek M&A opportunities.

1.11          STOCK OPTIONS

	June 30, 2026		December 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	17,184,737	0.97	10,452,237	0.14
Granted	2,980,618	4.23	10,245,000	1.57
Exercised	(101,000)	1.05	(2,162,500)	0.25
Expired / cancelled / Forfeited	(300,000)	0.08	(1,350,000)	0.23
Balance outstanding, end of year	19,764,355	1.48	17,184,737	0.97
Balance exercisable, end of period	11,552,487	0.49	11,017,237	0.45

The weighted average remaining contractual life for options outstanding on June 30, 2026, is 7.46 (June 30, 2025 – 6.44) years.

Share-based compensation recognized under this plan amounted to $3,991,153 for the period ended June 30, 2026 (June 30, 2025 - $3,126,265). Options are awarded to officers, employees, consultants and occasionally to third parties and are recorded to general and administrative expenses.

1.12          OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

1.13          FINANCIAL INSTRUMENTS

All financial instruments are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are initially measured at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets are derecognized when the contractual right to the cash flows from the financial assets expires, or when the financial asset and all substantial risks and rewards are transferred. Refer to Note 15 of the annual consolidated financial statements for the year ended December 31, 2025, for additional information on the Company’s financial instruments.

1.14          FINANCIAL RISK MANAGEMENT

In the normal course of operations, the Company is exposed to various financial risks. Refer to Note 15 of the annual consolidated financial statements for the year ending December 31, 2025, for additional information on the Company’s main financial risks.

1.15          MANAGEMENT OF CAPITAL

The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, reserves and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Refer to Note 15 of the annual consolidated financial statements for the year ending December 31, 2025, for additional information on the Company’s management of capital.

The Company is not subject to externally imposed capital requirements other than the terms of its GICs.

1.16          RELATED PARTY TRANSACTIONS

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows up to June 30, 2026:

•	LVR Capital Management, a company owned by Marc Rousseau, the Chief Financial Officer of the Company, was paid compensation of $36,000. As at June 30, 2026, $6,898 (December 2025 – $6,898) was due to that company.

•	Francis Bellido, the CEO of the Company was paid a salary of $247,500. As at June 30, 2026, $99,139.89 (December 2025 – $120,000) was due to Mr. Bellido.

•	Baystream Corporation, a company owned by Larry Moore, was paid $15,000 in director’s fees. As at June 30, 2026, $2,875 (December 2025 – $2,875) was due to that company.

•	Baystream Corporation which provides information Technology services to the Company, is owned by Larry Moore. Fees of $75,723 were paid to that company. As at June 30, 2026, $14,468 (December 2025 – $9,765) was due to that company.

•	Red River Solutions, which is a company owned by Wayne Teeple who is a director of the Company. That company was paid $15,000 in director’s fees. As at June 30, 2026, $8,475 was due to that company (December 2025 - $8,475).

•	Red River Solutions provides business development services to the company. That company was paid $83,000 for consulting services. As at June 30, 2026, that Company was owed $19,350 (December 2025 $5,700).

•	SLT Solutions, a company owned by Tullio Panarello, was paid $15,000 in director’s fees. As at June 30, 2026, $8,475 (2025 – $8,475) was due to that company.

•	CyberDef LLC, a company owned by John Young who is a director of the company was paid $10,436 (US$7,500) in director’s fees. As at June 30, 2026, that company was owed $10,680 (December 2025 $5,700).

•	CyberDef LLC was paid compensation of $101,228 (US$72,000) for serving as the Chief Operating Officer of Quatum eMotion America. As at June 30, 2026, nil (2025 – US$14,210) was due to that company.

•	Catherine Loubier was paid $7,143 (USD $5,000) in director’s fees. As at June 30, 2026 $7,143 was due to Catherine Loubier (December 2025 nil)

•	Fileglobal, a company owned by Larry Moore, a director of the Company, was paid $482,392 for providing research and development work to the Company. As at June 30, 2026, $37,390 (2025 – $35,353) was due to that company.

Larry Moore did not seek re-election as director of the Company at the latest AGM on June 18, 2026.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period ending March 31, 2026, for key management (including the amounts above) are as follows:

	June 30, 2026	June 30, 2025
	$	$
Research & Development	482,392	281,081
Management salaries	384,728	235,733
Directors’ fees	72,788	65,924
Other fees	158,723	36,023
Share based compensation	303,226	2,485,538
	1,401,857	3,104,299

1.17          CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

The critical accounting estimates and judgements are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2025.

1.18          CHANGES IN MATERIAL ACCOUNTING POLICIES

The accounting policies used are those described in the Company’s annual consolidated financial statements in Note 3 for the year ended December 31, 2025.

1.19          OTHER

Disclosure of Outstanding Securities as of June 30, 2026.

Outstanding common shares: 219,419,670

Outstanding options: 19,764,355

Outstanding share purchase warrants: 7,250,000

(s)            Francis Bellido, Chief Executive Officer

(s)            Marc Rousseau, Chief Financial Officer

Montreal (Quebec), August 14, 2026